Exhibit 12

WYNN RESORTS, LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from April 21, 2000 (date of inception) to December 31, 2000 (1)	Year Ended December 31,			Three Months Ended March 31,
		2001 (1)	2002 (1)	2003 (1)	2003 (1)	2004 (1)
	(in thousands, except per share amounts)
Pretax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(10,616)	(17,726)	(32,579)	(52,021)	(10,087)	(13,898)
Add: Fixed charges	6,344	35	15,420	96,307	21,573	26,433
Less: Interest capitalized	6,325	—	13,507	87,256	19,811	26,325

Earnings as adjusted	(10,597)	(17,691)	(30,666)	(42,970)	(8,325)	(13,790)

Interest expensed	17	28	1,897	9,031	1,759	103
Interest capitalized	6,325	—	13,507	87,256	19,811	26,325
Interest in rental expense	2	7	16	20	3	5

Total Fixed Charges	6,344	35	15,420	96,307	21,573	26,433

Earnings to Fixed Charges	(1.67)	(505.46)	(1.99)	(0.45)	(0.39)	(0.52)
Deficiency Amount	(16,941)	(17,726)	(46,086)	(139,277)	(29,898)	(40,223)

(1)	Wynn Resorts, Limited’s earnings were insufficient to cover fixed charges by $16.9 million, $17.7 million, $46.1 million, $139.3 million, $29.9 million and $40.2 million for the period from April 21, 2000 (date of inception) to December 31, 2000, the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, respectively.